

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Sam Ash
Chief Executive Officer
Bunker Hill Mining Corp.
82 Richmond Street East
Toronto, Ontario, Canada M5C 1P1

> **Re: Bunker Hill Mining Corp.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2023**
> **File No. 333-272589**

Dear Sam Ash:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 12, 2023

Cover Page

1.  We note you disclose that in the event this registration statement is not declared effective on or before 5:00 p.m. on July 27, 2023, each unexercised Special Warrant will be deemed exercised on the Automatic Exercise Date into 1.2 Units. Please expand to discuss this penalty provision in greater detail and clarify whether each unexercised Special Warrant will be deemed to be exercised into 1.2 Units instead of 1.0 Units, with each unit being comprised of 1.2 common shares and 1.2 common stock purchase warrants, or whether each holder of Special Warrants will acquire an additional unit per unexercised Special Warrant and such additional unit will be comprised of 1.2 common shares and 1.2 common stock purchase warrants. In that regard, we note that the disclosure in this registration statement and Section 3(b) of Exhibit 10.11 does not appear consistent with

Section 4.1 of Exhibit 10.12. In addition, please ensure you address the treatment of fractional units and any obligations to register additional shares in connection with the penalty provision.

General

2.    Please revise to include your unaudited interim financial statements as of and for the three months ended March 31, 2023 and 2022 in accordance with Rule 8-08 of Regulation S-X.

3.    We note Exhibit 107 indicates that you intend for this registration statement to include a combined prospectus that also relates to your earlier registration statement on Form S-1, File No. 333-264602. If you intend to use a combined prospectus under Securities Act Rule 429 for both filings, please revise your registration statement to identify the earlier registration statement to which the combined prospectus relates by setting forth the file number at the bottom of the facing page and include all of the information required relating to all offerings covered by the registration statement. Please also provide an explanatory note explaining that you are relying on Rule 429 to combine prospectuses, and state the number of shares that were previously registered but unsold and the number of shares that are being registered for resale for the first time in this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Edward Shaoul, Esq.